Exhibit 21.1

SUBSIDIARIES

Mymetics Corporation has three subsidiaries:

1.	Mymetics S.A. (a wholly-owned subsidiary of Mymetics Corporation) is a company organized under the laws of Switzerland and did business under the names “Mymetics S.A.” during 2014.

2.	Bestewil Holding B.V. (a wholly-owned subsidiary of Mymetics Corporation) is a company organized under the laws of the Netherlands and did business under the name "Bestewil Holding B.V." during 2014.

3.
Mymetics B.V. (a wholly-owned subsidiary of Mymetics Corporation, via Bestewil Holding B.V.) is a company organized under the laws of the Netherlands and did business under the names “Mymetics B.V.” and "Virosome Biologicals B.V." during 2014.